



07007540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAY 3 1 2007 210 SEC MAIL PROCESSING SECTION WASH, D.C.

| SEC FILE NUMBER |
|---|
| 8- 52955 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KC BROKERAGE SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 CORTLAND CIRCLE
(No. and Street)

SALINA (City) KS (State) 67401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF WALD 970-330-8860
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE S, SUITE 2400, MINNEAPOLIS (Address) (City) MN (State) 55431 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 3 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JEFF WALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KC BROKERAGE SERVICES, LLC, as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER
Title

Notary Public


SHERYL D. BARTLETT
Notary Public - State of Kansas
My Appt. Expires March 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KC BROKERAGE SERVICES, LLC

Wichita, Kansas

March 31, 2007 and 2006

FINANCIAL STATEMENTS

Including Independent Auditors' Report

# KC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS


VirchowKrause
&company

# INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KC Brokerage Services, LLC
Wichita, Kansas

We have audited the accompanying statements of financial condition of KC Brokerage Services, LLC (a limited liability company) as of March 31, 2007 and 2006, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Brokerage Services, LLC as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 25, 2007

# KC BROKERAGE SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
March 31, 2007 and 2006

| *ASSETS* | 2007 | 2006 |
|---|---|---|
| **CASH** | $ 45,149 | $ 33,807 |
| **COMMISSIONS RECEIVABLE** | 39,187 | 54,059 |
| **RELATED PARTY RECEIVABLE** | 7,599 | 3,424 |
| **TOTAL ASSETS** | $ 91,935 | $ 91,290 |
| *LIABILITIES AND MEMBER'S EQUITY* | | |
| **ACCOUNTS PAYABLE** | $ 35,453 | $ 10,791 |
| **MEMBER'S EQUITY** | 56,482 | 80,499 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 91,935 | $ 91,290 |

See accompanying notes to financial statements.

## KC BROKERAGE SERVICES, LLC

STATEMENTS OF OPERATIONS
Years Ended March 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **REVENUES** | $ 986,953 | $ 788,486 |
| **OPERATING EXPENSES** | 87,970 | 61,154 |
| **NET INCOME** | $ 898,983 | $ 727,332 |

See accompanying notes to financial statements.

## KC BROKERAGE SERVICES, LLC

STATEMENTS OF MEMBER'S EQUITY
Years Ended March 31, 2007 and 2006

| | |
|---|---|
| **BALANCE, March 31, 2005** | $ 57,167 |
| Distributions to member | (704,000) |
| 2006 net income | 727,332 |
| **BALANCE, March 31, 2006** | 80,499 |
| Distributions to member | (923,000) |
| 2007 net income | 898,983 |
| **BALANCE, March 31, 2007** | $ 56,482 |

See accompanying notes to financial statements.

# KC BROKERAGE SERVICES, LLC

STATEMENTS OF CASH FLOWS
Years Ended March 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 898,983 | $ 727,332 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | 14,872 | (9,316) |
| Related party receivable | (4,175) | (3,424) |
| Accounts payable | 24,662 | 2,291 |
| Net Cash Flows from Operating Activities | 934,342 | 716,883 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to member | (923,000) | (704,000) |
| Net Cash Flows from Financing Activities | (923,000) | (704,000) |
| **Net Change in Cash** | 11,342 | 12,883 |
| CASH - Beginning of Year | 33,807 | 20,924 |
| **CASH - END OF YEAR** | $ 45,149 | $ 33,807 |

See accompanying notes to financial statements.

# KC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2007 and 2006

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

KC Brokerage Services, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the National Association of Securities Dealers.

The Company is a wholly-owned subsidiary of KC Advisors, LLC (KC Advisors).

*Cash*

The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

*Commissions Receivable*

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at March 31, 2007 and 2006.

*Revenue Recognition*

Commission income is recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

*Income Taxes*

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

*Management's Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with KC Advisors to pay $4,000 per month to KC Advisors for shared facilities, supplies and services provided. Shared expenses were $48,000 for both years ended March 31, 2007 and 2006. The balance due to KC Advisors was $8,250 and $4,000 at March 31, 2007 and 2006 and is included in accounts payable. The Company will pay the following expenses directly: audit and legal fees, bank charges and federal and state registration fees. KC Advisors will pay all other fixed and variable expenses for the Company. The balance due from KC Advisors was $6,804 and $3,424 at March 31, 2007 and 2006, due on demand and non-interest bearing. Included in related party receivable at March 31, 2007, was $795 due from another related party.

**NOTE 3 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At March 31, 2007 and 2006, the Company had net capital of $48,883 and $80,499 which was $43,883 and $75,499 in excess of its required net capital of $5,000. The Company's net capital ratio was .7 to 1 and .2 to 1 at March 31, 2007 and 2006.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

# KC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2007

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total member's equity | $ 56,482 |
| Non-allowable assets: | |
| Related party receivable | 7,599 |
| Total non-allowable assets | 7,599 |
| Net capital before haircuts on securities positions | 48,883 |
| Haircuts on securities positions | - |
| Net capital | $ 48,883 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities from statement of financial condition | $ 35,453 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement | $ 5,000 |
| Excess net capital at 1,500 percent | $ 43,883 |
| Excess net capital at 1,000 percent | $ 45,338 |
| Ratio: Aggregate indebtedness to net capital | .7 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital as reported in Company's Part II Amended FOCUS report, Form X-17a-5 (unaudited) as of March 31, 2007 | $ 48,883 |
| Net audit adjustments | - |
| Net capital per above | $ 48,883 |



## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KC Brokerage Services, LLC
Wichita, Kansas

In planning and performing our audit of the financial statements and supplemental schedule of KC Brokerage Services, LLC (the Company) for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 25, 2007

END